P.E. 7-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2002 Commission File Number: 0-30024

CFM CORPORATION

(Name of registrant)

460 Admiral Boulevard
Mississauga, Ontario
Canada L5T 3A3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

FORM: 1 | Company Name: CFM CORPORATION | Stock Symbol: CFM

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**40,624,953**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) 1) 1,850,709 shares issued to Computershare Trust Company of Canada as Escrow Agent re acquisition of 1422602 Ontario Inc. 2) 466,732 shares issued to Adamson House Inc. re acquisition of 1422602 Ontario Inc. 3) 3,682,559 shares issued to The Mercury Trust re acquisition of 1422602 Ontario In.	6,000,000	
SUBTRACT:	Issuer Bid Purchase	40,100	
	Redemption		
	Other Cancellation (provide description) Shares cancelled re the dissolution of 1422602 Ontario Inc.	6,000,000	
	Closing Issued and Outstanding Share Balance*		**40,584,853**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM: Employee Share Purchase Plan		
	Opening Reserve for Share Purchase Plan / Agreement		**160,828**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**160,828**

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Stock Option Plan

Stock Options Outstanding — Opening Balance	**2,739,479**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
July 24, 2002	Colin Adamson	July 24, 2009	$14.00	200,000
July 24, 2002	Richie Al Masri	July 24, 2009	$14.00	1,000
July 24, 2002	Peter Albion	July 24, 2009	$14.00	15,000
July 24, 2002	Tom Beal	July 24, 2009	$14.00	2,500
July 24, 2002	David Brash	July 24, 2009	$14.00	20,000
July 24, 2002	Greg Burke	July 24, 2009	$14.00	1,500
July 24, 2002	Mike Burns	July 24, 2009	$14.00	5,000
July 24, 2002	Catherine Burr-Griffin	July 24, 2009	$14.00	2,500
July 24, 2002	Bob Buzzard	July 24, 2009	$14.00	1,000
July 24, 2002	Mitch Cadd	July 24, 2009	$14.00	1,000
July 24, 2002	Mike Catanazzo	July 24, 2009	$14.00	1,000
July 24, 2002	David Colcleugh	July 24, 2009	$14.00	2,000
July 24, 2002	William Corbett	July 24, 2009	$14.00	2,000
July 24, 2002	William Cullens	July 24, 2009	$14.00	2,000
July 24, 2002	Carlo De Pellegrin	July 24, 2009	$14.00	2,000
July 24, 2002	David Diep	July 24, 2009	$14.00	1,500
July 24, 2002	Dan Downing	July 24, 2009	$14.00	80,000
July 24, 2002	Mike Drexler	July 24, 2009	$14.00	8,000
July 24, 2002	Mia Flynn	July 24, 2009	$14.00	1,500
July 24, 2002	Eileen Foley	July 24, 2009	$14.00	12,000
July 24, 2002	Garret Galombeck	July 24, 2009	$14.00	1,000
July 24, 2002	Tim Gilbert	July 24, 2009	$14.00	1,000
July 24, 2002	Jim Green	July 24, 2009	$14.00	1,000
July 24, 2002	Michael Green	July 24, 2009	$14.00	5,000
July 24, 2002	Sheila Hamilton	July 24, 2009	$14.00	15,000
July 24, 2002	Steve Haramaras	July 24, 2009	$14.00	80,000
July 24, 2002	James Harrod	July 24, 2009	$14.00	8,000
July 24, 2002	Ian Hathersall	July 24, 2009	$14.00	1,500
July 24, 2002	Richard Hawley	July 24, 2009	$14.00	7,000

July 24, 2002	Paul Hebert	July 24, 2009	$14.00	1,000
July 24, 2002	Bob Heins	July 24, 2009	$14.00	5,000
July 24, 2002	Robert Hodan	July 24, 2009	$14.00	15,000
July 24, 2002	Paul Houston	July 24, 2009	$14.00	2,000
July 24, 2002	Don Jamieson	July 24, 2009	$14.00	2,500
July 24, 2002	Rex Kaufman	July 24, 2009	$14.00	1,500
July 24, 2002	Patrick Keane	July 24, 2009	$14.00	120,000
July 24, 2002	Andy Kotarski	July 24, 2009	$14.00	1,000
July 24, 2002	Paul Kroetsch	July 24, 2009	$14.00	6,000
July 24, 2002	Y.S. Lee	July 24, 2009	$14.00	2,000
July 24, 2002	Greg Love	July 24, 2009	$14.00	5,000
July 24, 2002	Jim Lutes	July 24, 2009	$14.00	120,000
July 24, 2002	Andy Luu	July 24, 2009	$14.00	1,500
July 24, 2002	Joe Majka	July 24, 2009	$14.00	1,500
July 24, 2002	Susan Marlow	July 24, 2009	$14.00	20,000
July 24, 2002	Gianzo Mastrangelo	July 24, 2009	$14.00	1,500
July 24, 2002	Steve McCalley	July 24, 2009	$14.00	5,000
July 24, 2002	Brian McDavid	July 24, 2009	$14.00	5,000
July 24, 2002	Rich McHenry	July 24, 2009	$14.00	1,000
July 24, 2002	Ian Menzies	July 24, 2009	$14.00	1,000
July 24, 2002	Michael Miller	July 24, 2009	$14.00	10,000
July 24, 2002	Ralph Morrison	July 24, 2009	$14.00	2,500
July 24, 2002	Chris Nixon	July 24, 2009	$14.00	1,500
July 24, 2002	Michael Nolen	July 24, 2009	$14.00	2,000
July 24, 2002	Sheila O'Brien	July 24, 2009	$14.00	2,000

July 24, 2002	Wesley Ogden	July 24, 2009	$14.00	8,000
July 24, 2002	Rasik Patel	July 24, 2009	$14.00	5,000
July 24, 2002	Jason Perry	July 24, 2009	$14.00	3,000
July 24, 2002	Joe Pietranton	July 24, 2009	$14.00	8,000
July 24, 2002	Peter Plows	July 24, 2009	$14.00	80,000
July 24, 2002	Deb Powis	July 24, 2009	$14.00	5,000
July 24, 2002	Heinz Rieger	July 24, 2009	$14.00	2,000
July 24, 2002	George Robertson	July 24, 2009	$14.00	2,000
July 24, 2002	Eddie Rugel	July 24, 2009	$14.00	1,500
July 24, 2002	Ken Sharer	July 24, 2009	$14.00	1,500
July 24, 2002	Robert Skinner	July 24, 2009	$14.00	5,000
July 24, 2002	Lorraine Smith	July 24, 2009	$14.00	1,000
July 24, 2002	Sonya Stark	July 24, 2009	$14.00	6,000
July 24, 2002	Steven Steele	July 24, 2009	$14.00	5,000
July 24, 2002	Dale Trombley	July 24, 2009	$14.00	8,000
July 24, 2002	David Wood	July 24, 2009	$14.00	80,000
July 24, 2002	Bob Wright	July 24, 2009	$14.00	4,000
July 24, 2002	Richard Zagrobelney	July 24, 2009	$14.00	1,000
			SUBTOTAL	1,042,500

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
July 16, 2002	Kathy Alexander*	July 25, 2001	July 25, 2008	$9.50	1,000
July 16, 2002	Darren Beaumont*	Oct. 4, 1999	Oct. 4, 2006	$11.25	4,000
July 16, 2002	Darren Beaumont*	July 26, 2000	July 26, 2007	$6.25	4,000
July 16, 2002	Jeff Belanger*	July 25, 2001	July 25, 2008	$9.50	1,000
July 16, 2002	Nora Boka*	July 25, 2001	July 25, 2008	$9.50	1,000
July 16, 2002	Ron Calvert*	Oct. 1, 1997	Oct. 1, 2004	$12.625	18,667
July 16, 2002	Ron Calvert*	Oct. 1, 1998	Oct. 1, 2005	$7.80	12,000
July 16, 2002	Bob Gardner*	July 25, 2001	July 25, 2008	$9.50	1,000
July 16, 2002	Tom Glover*	July 25, 2001	July 25, 2008	$9.50	7,500
July 16, 2002	Pat Kelly*	Oct. 1, 1997	Oct. 1, 2004	$12.625	5,334
July 16, 2002	Pat Kelly*	Oct. 1, 1998	Oct. 1, 2005	$7.80	4,000
July 16, 2002	Pat Kelly*	Oct. 4, 1999	Oct. 4, 2006	$11.25	6,666
July 16, 2002	Pat Kelly*	July 26, 2000	July 26, 2007	$6.25	13,333
July 16, 2002	Pat Kelly*	July 25, 2001	July 25, 2008	$9.50	15,000
July 16, 2002	Cath Kinder*	Oct. 4, 1999	Oct. 4, 2006	$11.25	3,000
July 16, 2002	Cath Kinder*	July 26, 2000	July 26, 2007	$6.25	3,000
July 16, 2002	John Kinder*	Oct. 4, 1999	Oct. 4, 2006	$11.25	18,000
July 16, 2002	John Kinder*	July 26, 2000	July 26, 2007	$6.25	18,000
July 16, 2002	Alan Lutyk*	July 25, 2001	July 25, 2008	$9.50	1,000
*Options lapsed prior to expiry dates, as the above-mentioned people are no longer with the company.				**SUBTOTAL**	137,500
Stock Option Outstanding — Closing Balance					**3,644,479**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		4,658,499
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**4,658,499**

All information reported in this Form is for the month of July, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME SONYA STARK

PHONE / EMAIL (905) 670-7777 ext. 2257 sstark@cfmmajestic.com

DATE August 6, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM CORPORATION

By: ______________________

Name: Sonya Stark
Title: Director, Legal Affairs, Investor Relations and Corporate Secretary

Date: August 6, 2002